National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, Florida 32801
(407) 265-7348

March 9, 2017

Via EDGAR and FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Daniel Gordon
Mark Rakip

Re:	National Retail Properties, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 13, 2017
File No. 1-11290

Dear Gentlemen:

Please find the responses of National Retail Properties, Inc. (the “Company”, “we”, “us” or “our”) to your letter dated February 24, 2017, providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “10-K”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment.
Form 8-K filed on February 13, 2017
Exhibit 99.1, page 5

1.
We note that you present Core FFO and Adjusted FFO on a per share basis. It appears that the adjustments are non-cash and both measures approximate operating cash flows and could be used as liquidity measures. Please explain to us why you believe it is appropriate to present these measures on a per share basis. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company reconciles Core Funds from Operations (“Core FFO”) to Funds from Operations (“FFO”) by adjusting for GAAP income and expense amounts that it believes are infrequent and unusual in nature and/or not related to its core real estate operations. Just as FFO adjusts for real estate related impairment charges, the Company has historically added back non-real estate related impairment charges in calculating Core FFO. While some of these adjustments may be non-cash charges in the period of impairment, they typically represent a cash loss. Additionally, we have excluded cash income items from our Core FFO reconciliation in recent years (e.g., notes receivable redemption income in 2013 and joint venture disposition and incentive fees in 2012). We believe that presentation of Core FFO provides investors with a potential metric to assist in their evaluation of our operating performance across multiple periods and in comparison to the operating performance of our peers because it removes the effect of unusual items that are not expected to impact our operating performance on an ongoing basis. Thus, we do not view Core FFO as being a liquidity measure.

We calculate Adjusted Funds from Operations (“AFFO”) by starting with Core FFO and adjusting for certain non-cash items that reduce or increase net income in accordance with GAAP. However, not all non-cash expenses are included in this reconciliation that a liquidity measure would entail (e.g., deferred financing costs, capital expenditures, leasing costs, etc.). We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing performance of our property portfolio. Thus, we do not view AFFO as being a liquidity measure.

Core FFO and AFFO are widely used non-GAAP financial measures in the real estate investment trust industry, and we incorporate Core FFO and AFFO as part of our financial information filed with the Commission and provided to investors in response to feedback from numerous institutional investors and industry analysts who were already making similar adjustments to our reported FFO metric. We understand that such investors and analysts use these per share results in evaluating relative valuation of various REITs. Therefore, we believe that Core FFO and AFFO provide meaningful supplemental operating performance information to investors.

Further, Core FFO is used by management and the board in evaluating the performance of the Company’s core business operations. Core FFO is also a factor used by the Compensation Committee of our Board of Directors in setting management compensation. Therefore, we believe setting forth the calculation of this information is additive to our overall disclosure and transparency for investors.

We understand the importance to investors of GAAP metrics and ensuring that those metrics are prominently presented in our filings. We believe that our GAAP metrics take greater prominence in our filings than the non-GAAP measures discussed above, especially as compared to other comparable companies in the REIT industry.

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.
Thank you for your consideration in these matters.
Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President, Chief Financial Officer,
Treasurer and Assistant Secretary
National Retail Properties, Inc.

cc: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP

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